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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8-45473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Investment Services & Trading LLC
DBA Investment Services Capital Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

117 Route 9W North
(No. and Street)

Haverstraw	New York	10927
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas J. Piazza — (845) 429-4140
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name - *if individual, state last, first, middle name*)

75 Eisenhower Parkway	Roseland	New Jersey	07068-1697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CCH 880300 0831

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OATH OR AFFIRMATION

I, Nicholas J. Piazza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Services Capital Corp., as of December 31, 2001, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Chief Operations Officer
Title

[signature] 2/25/02
Notary Public

ZORITA SIMMONS
Notary Public, State of New York
No. 01SI6039432
Qualified in New York County
Commission Expires March 27, 20 02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of Syndicate Trading, LLC

INDEX

* * *

INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of
Syndicate Trading, LLC

REPORT ON FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001


J.H.COHN
LLP

Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholder
Investment Services Capital Corp.

We have audited the accompanying statement of financial condition of INVESTMENT SERVICES CAPITAL CORP., a wholly-owned subsidiary of Syndicate Trading, LLC, as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Services Capital Corp. as of December 31, 2001, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

Roseland, New Jersey
February 22, 2002



INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of Syndicate Trading, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash	$ 51,745
Receivables from clearing broker	621,471
Receivable from Parent	196,992
Securities owned	88,669
Other assets	5,748
Total	$ 964,625

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Borrowings under line of credit	$ 9,445
Accounts payable and other liabilities	104,395
Securities sold not yet purchased	120,624
Total liabilities	234,464
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 24,400 shares authorized, issued and outstanding	60,000
Additional paid-in capital	1,968,052
Accumulated deficit	(1,297,891)
Total stockholder's equity	730,161
Total	$ 964,625

See Notes to Financial Statements.

INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of Syndicate Trading, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 703,789
Interest and dividend income	4,563
Net loss on investment securities	(672,794)
Total	35,558
Expenses:	
Compensation and benefits	303,212
Consulting fees	144,240
Commissions and floor brokerage	663,046
Regulatory fees and expenses	18,616
Communications	103,807
General and administrative	132,125
Interest expense	17,009
Total	1,382,055
Net loss	$(1,346,497)

See Notes to Financial Statements.

INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of Syndicate Trading, LLC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
	Shares	Amount			
Balance, January 1, 2001	24,400	$60,000	$ 970,201	$ 48,606	$1,078,807
Capital contributions			1,231,653		1,231,653
Capital withdrawals			(233,802)		(233,802)
Net loss				(1,346,497)	(1,346,497)
Balance, December 31, 2001	24,400	$60,000	$1,968,052	$(1,297,891)	$ 730,161

See Notes to Financial Statements.

INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of Syndicate Trading, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

Operating activities:	
Net loss	$(1,346,497)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Receivables from clearing broker	(398,135)
Receivables from other broker-dealers	73,549
Receivable from Parent	685,708
Securities owned	(79,762)
Other assets	3,922
Accounts payable and other liabilities	(14,960)
Securities sold not yet purchased	120,624
Net cash used in operating activities	(955,551)
Financing activities:	
Borrowings under line of credit	9,445
Capital contributions	1,231,653
Capital distributions	(233,802)
Net cash provided by financing activities	1,007,296
Net increase in cash	51,745
Cash, beginning of year	-
Cash, end of year	$ 51,745
Supplemental disclosures of cash flow data:	
Interest paid	$ 17,009
Income taxes paid	$ 5,576

See Notes to Financial Statements.

INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of Syndicate Trading, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Business and summary of significant accounting policies:

Business:

Investment Services Capital Corp. (the "Company") is a wholly-owned subsidiary of Syndicate Trading, LLC (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. Effective January 2002, the Company has changed its name to ICAP/Investment Services and Trading, LLC.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii). However, as of and for the year ended December 31, 2001, the Company was investing in securities for its own account and providing brokerage and related services to the Parent, the members of the Parent and their affiliates; it was not carrying customer accounts, taking custody of securities or extending margin credit to customers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

The Company is dependent on the continued financial support of the Parent which the Parent has pledged through January 1, 2003.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions and related commission revenues and expenses are recorded on a trade-date basis.

Securities owned and securities sold not yet purchased are valued at market. Realized and unrealized gains and losses are included in results of operations.

Income taxes:

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS 109"), which requires the use of an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Receivables from clearing broker:

Receivables from the clearing broker at December 31, 2001 were attributable primarily to unsettled trades and temporary deposits.

Note 3 - Securities owned:

Securities owned represent positions in common stocks taken for investment purposes.

Note 4 - Related party transactions:

During 2001, all of the Company's commission income was derived from the provision of brokerage and related services to the Parent, the members of the Parent and their affiliates.

The Parent provides consulting services to and incurs various costs that are directly or indirectly attributable to the operations of the Company. The Parent charges those costs directly to the Company through management and consulting fees and other intercompany charges based on actual charges to the extent they are specifically identifiable. Other costs (including costs related to the occupancy of the Parent's office facilities) are allocated by management using various bases and estimates. Payables to and receivables from the Parent arising from intercompany transactions are noninterest bearing and due on demand.

Note 5 - Income taxes:

At December 31, 2001, the Company had net operating loss carryforwards of approximately $1,300,000 which expire through 2021. For the year ended December 31, 2001, the expected tax benefit of approximately $600,000 was offset by a full valuation allowance. The Company has a deferred tax asset of $584,000 related to the net operating loss carryforwards. However, due to the uncertainty of realization, a full valuation allowance has been recognized at December 31, 2001.

Note 6 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $496,467, which was $396,467 in excess of its required net capital of $100,000. The Company's net capital ratio was .23 to 1.

NOTES TO FINANCIAL STATEMENTS

Note 7 - Line of credit:

The Company has a line of credit with a bank providing for borrowings of up to $10,000. Borrowings bear interest at 9%.

Note 8 - Contingencies - legal proceedings:

The Company, in the ordinary course of business, is a party to certain legal proceedings. In the opinion of management, these proceedings will not have a material adverse effect on the Company's financial statements in subsequent years.

* * *

INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of Syndicate Trading, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Net capital:		
Total stockholder's equity		$730,161
Deduct nonallowable assets and charges:		
Receivable from Parent	$196,992	
Other assets	5,748	202,740
Net capital before haircuts on securities positions		527,421
Less haircuts on securities positions - other securities		30,954
Net capital		$496,467
Aggregate indebtedness:		
Borrowings under line of credit		$ 9,445
Accounts payable and other liabilities		104,395
Total		$113,840
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)		$100,000
Excess of net capital over minimum net capital		$396,467
Excess net capital at 1,000%		$485,083
Ratio of aggregate indebtedness to net capital		.23 to 1

INVESTMENT SERVICES CAPITAL CORP.
A Wholly-Owned Subsidiary of Syndicate Trading, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (Concluded)
DECEMBER 31, 2001

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2001:		
Net capital as reported in the Company's Part IIA (Unaudited) FOCUS report		$516,207
Decrease in net capital resulting from changes in:		
Audit adjustments, net:		
Balance sheet reclassification	$(204,184)	
Statement of operations changes	184,444	(19,740)
Net capital per above		$496,467
Aggregate indebtedness as reported in the Company's Part IIA (Unaudited) FOCUS report		$ 88,677
Increase in aggregate indebtedness resulting from audit adjustments to increase accounts payable and other liabilities		25,163
Aggregate indebtedness per above		$113,840



Roseland, NJ • Edison, NJ • Englewood Cliffs, NJ • Lawrenceville, NJ • Ocean, NJ • New York, NY • Bronxville, NY • San Diego, CA

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Stockholder
Investment Services Capital Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Investment Services Capital Corp. as of and for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Roseland, New Jersey
February 22, 2002